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                              December 20, 2023

       Yi Zhou
       Chief Executive Officer and Director
       Aquaron Acquisition Corp.
       515 Madison Avenue, 8th Floor
       New York, NY 10022

                                                        Re: Aquaron Acquisition
Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-41470

       Dear Yi Zhou:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       General

   1. Reference is made to disclosures within your definitive proxy statement filed on June 9,
                                                        2023, where you
acknowledge foreign ties and discuss the impact on your ability to complete your initial
business combination. Please revise future periodic filings to include the same disclosure.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yi Zhou
Aquaron Acquisition Corp.
December 20, 2023
Page 2

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameYi Zhou                               Sincerely,
Comapany NameAquaron Acquisition Corp.
                                                        Division of Corporation
Finance
December 20, 2023 Page 2                                Office of Real Estate &
Construction
FirstName LastName